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                                                                  Exhibit 8.2
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                        [Dilworth Paxson LLP Letterhead]

                                September 9, 2003


Board of Directors
Grange National Banc Corp.
198 E. Tioga Street
Tunkhannock, PA 18657

                  Re: Amended and Restated Agreement and Plan of Merger by and between Grange National Banc Corp. ("Target") and Community Bank System, Inc. ("Parent")

Dear Board of Directors:

     We have acted as counsel to Target, a Pennsylvania corporation, in connection with the proposed merger (the "Merger") of Target with and into Parent, a Delaware corporation, pursuant to the terms of the Amended and Restated Agreement and Plan of Merger dated as of June 7, 2003 (the "Merger Agreement") between Parent and Target. You have requested our opinion regarding whether the Merger will qualify as a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and as to certain other consequences of the Merger. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Merger Agreement.

     In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the information statement to be distributed to Target's shareholders, and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion below. In rendering this opinion, we have relied upon the facts, statements, and representations set forth in the Merger Agreement and other documents and certain written representations and covenants of Parent and Target, which are annexed hereto.

     In connection with rendering this opinion, we have assumed that:

     1. Any representation or statement referred to above made "to the knowledge of," "to the best of the knowledge" or otherwise similarly qualified is correct without such qualification. As to all matters in which a person or entity making a representation referred to above has represented that such person or entity either is not a party to, does not have, or is not aware of, any plan, intention, understanding or agreement, there is in fact no such plan, intention, understanding or agreement.

     2. All statements, descriptions and representations contained in any of the documents referred to herein or otherwise made to us are true and correct in all material respects and will continue to be true and correct in all material respects as of the Effective Time and all

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other relevant times, and no actions have been (or will be) taken which are inconsistent with such representations.

     3. Each of Parent and the Target will comply with all reporting obligations with respect to the Merger required by the Code and the Treasury Regulations thereunder and will report the Merger on their respective federal income tax returns in a manner consistent with the opinion set forth below.

     4. A tax opinion, substantially identical in substance to this opinion, has been delivered to Parent by PriceWaterhouseCoopers LLP, and will not be withdrawn prior to the Effective Time.

     5. The Agreement and all related documents and instruments are valid and binding in accordance with their terms.

     Based upon and subject to the foregoing, we are of the opinion, for federal income tax purposes only, that:

        (a) The Merger will, under current law, constitute a reorganization under Section 368(a)(1)(A) of the Code;

        (b) Parent and Target will each be a party to such reorganization within the meaning of Section 368(b) of the Code;

        (c) No gain or loss will be recognized by Parent or Target as a result of the Merger (except for amounts resulting from any required change in accounting methods, or any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Code);

        (d) No gain or loss will be recognized by Target shareholders who receive only shares of Parent Common Stock in exchange for their shares of Target Common Stock, except that gain or loss will be recognized on receipt of cash, if any, in lieu of fractual shares;

        (e) Gain, but not loss, will be recognized by Target shareholders on the exchange of Target Common Stock for Parent Common Stock and cash in an amount equal to the lesser of the Target shareholder's gain realized with respect to such exchange or the amount of cash received;1

        (f) Each Target shareholder's aggregate tax basis in any shares of Parent Common Stock received in the transaction will be the same as the aggregate tax basis of the shares of Target Common Stock such shareholder surrendered in the Merger, decreased by the amount of any cash received and any tax basis allocable to the cash received for fractional shares of Parent Common Stock, and increased by the amount of gain recognized by the Target shareholder with respect to cash received; and

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1 In the event that the exchange has the effect of the distribution of a dividend (determined with the application of Section 318 of the Code), then the amount of gain recognized that is not in excess of the ratable share of undistributed earnings and profits will be treated as an ordinary dividend.



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        (g) Each Target shareholder's holding period in any shares of Parent
Common Stock received in the transaction will, in each instance, include the period during which the shares of Target Common Stock surrendered in exchange therefor were held, provided that such shares of Target Common Stock were held as capital assets by the shareholder at the Effective Time.

     The opinions expressed above in paragraphs (d) through (g) may not be entirely applicable or may be incomplete for those Target shareholders with special circumstances, such as

     o    dealers in securities;
     o    insurance companies or tax-exempt organizations;
     o those subject to alternative minimum tax; those holding their shares as part of a hedge, straddle or other risk reduction transaction;
     o    foreign persons; and
     o those who acquired their Target Common Stock through stock options or otherwise as compensation.

     This opinion represents and is based upon our best judgment regarding the application of federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures in existence as of this date. Our opinion is not binding on the Internal Revenue Service or the courts.

     Except as set forth above, we express no opinion as to the tax consequences to any party, whether federal, state, local or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Merger Agreement. This opinion has been delivered to you for the purpose of satisfying the requirements of Section 6.1(f) of the Merger Agreement. It may not be relied upon for any other purpose or by any other person and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent. We consent to its inclusion as an Exhibit to the Registration Statement on Form S-4.

                                            Very truly yours,


                                            /s/ Dilworth Paxson LLP

                                            Dilworth Paxson LLP




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